Exhibit 99.1

MILLAR WESTERN FOREST PRODUCTS LTD.

INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2009

(unaudited)

MILLAR WESTERN FOREST PRODUCTS LTD.

BALANCE SHEET

	June 30,	December 31,
	2009	2008
	(unaudited)	(audited)

	(in thousands of Canadian dollars)

ASSETS
Current assets
Cash and cash equivalents	$37,632	$46,411
Accounts and other receivables	33,557	56,876
Inventories (note 3)	61,164	66,291
Prepaid expenses	10,038	10,959
Income taxes recoverable	21	21
Future income taxes	1,484	1,247
	143,896	181,805
Property, plant and equipment	122,808	131,860
Intangibles and other assets	67,549	68,811
	$334,253	$382,476

LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities
Accounts payable and accrued liabilities	$28,012	$40,013
Current portion of long-term debt	748	702
	28,760	40,715

Long-term debt	236,776	247,669
Other obligations	7,174	5,324
Future income taxes	3,782	11,521
	276,492	305,229

Shareholder's equity
Share capital	-	-
Retained earnings	57,761	77,247
	$334,253	$382,476

MILLAR WESTERN FOREST PRODUCTS LTD.

STATEMENTS OF OPERATIONS & COMPREHENSIVE EARNINGS (LOSS)

(unaudited)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2009	2008	2009	2008

	(in thousands of Canadian dollars)

Revenue	$59,260	$97,339	$112,612	$171,613

Cost of products sold	39,602	64,493	96,812	117,875
Freight and other distribution costs	13,177	21,453	26,008	36,266
Depreciation and amortization	5,203	5,299	10,878	11,218
General and administration	2,672	3,253	5,970	6,322
Operating earnings (loss)	(1,394)	2,841	(27,056)	(68)
Financing expenses - net	(4,352)	(3,854)	(9,324)	(8,127)
Unrealized exchange gain (loss) on long-term debt	18,677	1,292	10,450	(5,396)
Other (expense) income (note 4)	(224)	702	(1,534)	1,654
Earnings (loss) before income taxes	12,707	981	(27,464)	(11,937)
Income tax (expense) recovery	(897)	578	7,978	2,974
Net earnings (loss) & comprehensive earnings (loss)	$11,810	$1,559	$(19,486)	$(8,963)

STATEMENTS OF RETAINED EARNINGS

(unaudited)

	Six Months Ended
	June 30
	2009	2008

	(in thousands of Canadian dollars)

Retained earnings - beginning of period	$77,247	$105,578
Adoption of new accounting standards	-	(5,356)
Retained earnings - beginning of period as restated	77,247	100,222
Net loss	(19,486)	(8,963)
Retained earnings - end of period	$57,761	$91,259

MILLAR WESTERN FOREST PRODUCTS LTD.

STATEMENTS OF CASH FLOWS

(unaudited)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2009	2008	2009	2008

	(in thousands of Canadian dollars)

Cash provided from (used in) operating activities
Net earnings (loss)	$11,810	$1,559	$(19,486)	$(8,963)
Items not affecting cash:
Depreciation and amortization	5,203	5,299	10,877	11,218
Future income tax recovery (expense)	897	(468)	(7,978)	(2,864)
Unrealized foreign-exchange (gain) loss on long-term debt	(18,677)	(1,292)	(10,450)	5,396
Unrealized loss (gain) on derivative contracts	1,540	(755)	(551)	(885)
Reforestation expense	2,271	2,015	2,569	3,847
Loss on disposal of fixed assets (note 4)	748	-	751	-
Inventory valuation	(4,487)	(2,457)	4,106	(2,645)
Other	130	98	260	182
	(565)	3,999	(19,902)	5,286
Reforestation expenditures	(1,441)	(832)	(1,717)	(1,913)
	(2,006)	3,167	(21,619)	3,373

Changes in non-cash components of working capital
Accounts receivable	(4,873)	(6,540)	(2,610)	(5,576)
Inventories	20,852	29,193	2,961	(771)
Prepaid expenses	(5,027)	737	(80)	3,900
Accounts payable and accrued liabilities	(16,312)	(16,145)	(11,449)	(9,003)
Income taxes	-	4,958	-	5,249
	(5,360)	12,202	(11,178)	(6,201)
	(7,366)	15,369	(32,797)	(2,828)

Investing activities
Additions to property, plant and equipment	(498)	(1,036)	(631)	(1,387)
Insurance proceeds for Fox Creek mill (note 6)	-	-	25,929	-
Proceeds on disposal of property, plant and equipment	64	3	64	4
(Increase) decrease in other assets (note 7)	(2,426)	367	(948)	367
	(2,860)	(666)	24,414	(1,016)

Financing activities
Long-term debt repayments	(146)	(130)	(397)	(356)
	(146)	(130)	(397)	(356)

(Decrease) increase in cash	(10,372)	14,573	(8,780)	(4,200)
Cash and cash equivalents - beginning of period	48,004	5,228	46,411	24,001

Cash and cash equivalents - end of period	$37,632	$19,801	$37,631	$19,801

Supplemental cash flow information

Interest paid	$9,006	$7,667	$9,669	$8,355

MILLAR WESTERN FOREST PRODUCTS LTD.

SEGMENTED INFORMATION

(unaudited)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2009	2008	2009	2008

	(in thousands of Canadian dollars)

Product segment

Lumber
Revenue	$20,662	$35,774	$39,921	$61,520
Cost of products sold	19,470	30,076	46,671	56,623
Freight and other distribution costs	2,703	6,018	5,229	8,676
Depreciation and amortization	2,237	2,338	4,909	5,259
Operating loss	$(3,748)	$(2,658)	$(16,888)	$(9,038)

Pulp
Revenue	$38,532	$61,492	$72,559	$109,946
Cost of products sold	20,127	34,413	50,117	61,234
Freight and other distribution costs	10,474	15,435	20,779	27,590
Depreciation and amortization	2,585	2,555	5,200	5,148
Operating earnings (loss)	$5,346	$9,089	$(3,537)	$15,974

Corporate and other
Revenue	$66	$73	$132	$147
Cost of products sold	5	4	24	18
General and administration	2,672	3,253	5,970	6,322
Depreciation and amortization	381	406	769	811
Operating loss	$(2,992)	$(3,590)	$(6,631)	$(7,004)

Total
Revenue	$59,260	$97,339	$112,612	$171,613
Cost of products sold and administration	42,274	67,746	102,782	124,197
Freight and other distribution costs	13,177	21,453	26,008	36,266
Depreciation and amortization	5,203	5,299	10,878	11,218
Operating (loss) earnings	$(1,394)	$2,841	$(27,056)	$(68)

Shipments by business segment

Lumber (millions of board feet)	89	134	177	237

Pulp (thousands of tonnes)	74	87	133	161

			June 30,	December 31,
			2009	2008
Identifiable assets
Lumber			$135,770	$143,513
Pulp			150,212	161,174
Corporate and other			48,271	77,789
			$334,253	$382,476

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2009

(unaudited)

1.	BASIS OF PRESENTATION

The accompanying unaudited interim financial statements have been prepared by the Company following the same accounting policies and methods as those disclosed in the audited financial statements for the year ended December 31, 2008, except as disclosed in note 2. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in Canada have been omitted. In the opinion of management, all adjustments that are of a normal and recurring nature, and necessary for a fair presentation of the balance sheet, results of operations, and cash flows of these interim periods, have been included.

2.	ADOPTION OF NEW ACCOUNTING STANDARDS

Effective January 1, 2009, the Company adopted the following accounting standard issued by the Canadian Institute of Chartered Accountants ("CICA").

	a)	Section 3064, Goodwill and Intangible Assets

This standard introduces changes to the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The recognition changes include the following criteria

		i)	An intangible asset should be recognized if, and only if, the cost of the asset can be measured reliably

		ii)	No intangible asset arising from research should be recognized. Expenditure on research should be recognized as an expense when it is incurred.

iii)

An intangible asset arising from the development of an internal project should be recognized if, and only if, an entity can demonstrate its ability to measure reliably the expenditure attributable to the intangible asset during its development

The measurement changes include the following criteria:

		i)	An intangible asset should be measured initially at cost

ii)

Expenditure on an intangible item should be recognized as an expense when it is incurred, unless it forms part of the cost of an intangible asset that meets the recognition criteria. Pre-production and/or start-up costs are recognized as an expense

On the date of adoption, January 1, 2009, the Company's recognition and measurement of intangible assets did not result in any material changes. However, the Company reclassified $1.7 million of assets, primarily relating to capitalized software costs, from property, plant and equipment to intangible and other assets. Comparative amounts have been restated to conform with this presentation.

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2009

(unaudited)

3.	INVENTORIES

	June 30,	December 31,
	2009	2008

Logs	$18,448	$17,675
Pulp	16,763	22,500
Lumber	13,049	12,226
Operating and maintenance supplies	12,904	13,890
	$61,164	$66,291

Total log and finished-product inventory, which reflects net realizable value at June 30, 2009, includes valuation provisions as follows:

Market valuation adjustments	June 30,	December 31,
	2009	2008

Logs	$(5,734)	$(1,295)
Pulp	(939)	-
Lumber	(1,930)	(3,202)
	$(8,603)	$(4,497)

4.	OTHER (EXPENSE) INCOME

	Three months ended		Six months ended
	June 30		June 30
	2009	2008	2009	2008
(Loss) gain on disposal of property, plant and equipment	$(748)	$6	$(751)	$24
Other exchange gain (loss)	524	696	(578)	1,630
Insurance settlement	-	-	(205)	-
	$(224)	$702	$(1,534)	$1,654

In May 2009, the Company completed a review of property, plant and equipment for obsolescence and, as a result, wrote off assets with a total book value of $0.8 million.

5.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS

Financial Risk Factors

The Company is exposed to a number of different financial risks arising from the normal course of business, as well as the Company’s use of financial instruments held for trading. These risk factors include market risks relating to commodity pricing. From time to time, the Company enters into forward contracts for both lumber and pulp to reduce commodity-price risk. The Company does not enter into such agreements for speculative trading purposes. These contracts are generally settled financially, but some may, at the Company’s discretion, be settled by physical delivery of the finished product. Realized gains or losses on the contracts are included in revenue at the time of settlement or delivery. Contracts outstanding at the end of the period are recorded at their fair value, and any unrealized gains or losses are included in other income (expenses). The following are the outstanding forward contracts as at June 30, 2009, and the price sensitivity to a change in the forward market.

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2009

(unaudited)

5.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS - continued

	a)	Market Risk - continued

	Value of	Value of
	Outstanding	Unrealized	Change in	Sensitivity to
	Contracts	Gain/(Loss)	Contract Pricing	Price Change
	(U.S. millions)			(Canadian millions)

Lumber Futures Contracts	$17.6	$0.3	US$10/MFBM	$1.0
	$17.6	$0.3

All the outstanding contracts mature by January 2010.

6.	INSURANCE PROCEEDS FOR FIRE AT FOX CREEK MILL

On August 29, 2008, the Company's Fox Creek wood products operation suffered a fire that extensively damaged the sawmill, rendering it permanently inoperable. The facility was insured at replacement cost. On February 17, 2009, the Company and the insurer agreed to a replacement cost value of up to $38.5 million, assuming the sawmill is rebuilt, and an actual cash value of the loss of $30.9 million, assuming the sawmill is not rebuilt. At December 31, 2008, the Company had received an advance of $5.0 million related to the claim; on March 20, 2009, the Company received the outstanding $25.9 million. The $30.9 million was recorded in other income in 2008 to offset the sawmill's net book value of $5.8 million, which was written off in September 2008. The Company has not yet made a final decision on rebuilding the facility, but any additional amounts received under the claim will be recorded as income in the period this uncertainty is resolved. In the meantime, the net insurance proceeds, after deducting income taxes and other expenses, will be used by the Company to purchase replacement assets, including current assets, and for capital expenditures.

The Company's insurance policy also included up to $1.4 million for business-interruption coverage, the payout of which is dependent on the estimated financial performance of the facility, had it operated for the 12-month coverage period. With the current weakness in the market and no clear indicators for improvement in the coming months, final resolution on this coverage is not expected before the end of the third quarter of 2009; therefore, no amount has been accrued as income relating to this coverage.

7.	NOTE RECEIVABLE

In June 2009, loans were issued for $2.4 million CAD to select officers of the Company. They are repayable demand loans with interest.

8.	PRODUCTION AND WORKFORCE REDUCTIONS

In response to current market conditions, management curtailed production at its facilities, effective February 2009, reducing output by approximately one third in both product segments. The production curtailments led to the temporary layoff of 50 employees and the termination of 88 employees, which resulted in a one-time severance cost of $1.3 million, paid in March 2009. These curtailments were expected to be temporary, with the Company intending to restore production as market conditions warrant.